ROCK RESOURCES INC.
(the "Company")

News Release – January 24, 2003

82-45044

PRIVATE PLACEMENT CLOSED

Private Placement: Management is pleased to report that further to the TSX notice dated December 27, 2002, it has closed the private placement announced on October 28, 2002, amended November 13, 2002 and December 19, 2002, for 562,000 Units at a price of $1.00/unit providing gross proceeds of Cdn$562,000, each unit comprised of ten common shares and one common share purchase warrant (each warrant entitles the Purchaser to acquire three common shares at a price of $0.13 per share until April 30, 2003). The securities will have a four month hold period. The proceeds of the financing will be used for general working capital, current obligations and development of mineral properties. A finder's fee in aggregate of $14,000. cash will be paid to three individuals and 185,000 common shares at $0.10 will be issued to Ladbroke Trading Corp.

Corporate Communications Team: The Company is pleased to announce that it has entered into a corporate communications employment contract with Larry Horsburgh. His compensation is $2,000./month. This remuneration will be paid from general working capital and the term of employment is for six months. Mr. Horsburgh does not have a direct or indirect interest in the Company by way of share ownership. Mr. Horsburgh does not have a right to acquire shares other than from the granting of employee stock options.

In announcing Mr. Horsburgh's appointment, Graeme Rowland, Rock's Chairman said: "I am pleased to welcome Larry on board to provide the Company with his expertise and experience. I believe he will contribute immensely to spreading the word about Rock's exciting future and will enhance KCSA's worldwide efforts".

Advisory Board: Management reports that Mr. John Kowalchuk has left the Company and the Advisory Board. The Company is currently looking at expanding its geological team to handle the exploration work on its five properties.

About Rock Resources: Rock Resources Inc. specializes primarily in the drilling of gold, precious and base metals plus diamond properties in the Southwestern United States and the Province of Ontario. More information can be located at the Company's homepage on the worldwide web at www.rockresources.com.

On behalf of the Board of Directors:

"Graeme Rowland"

Graeme Rowland,
Chairman and President

RCK.V
Suite #2120 – 1055 West Hastings Street, Vancouver, BC V6E 2E9
Tel: (604) 688-3304 - Fax: (604) 682-6038 - Toll-Free: 1-888-ROCK-RES (762-5737)
E-mail: info@rockresources.com - Web Site: www.rockresources.com

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